UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502 100

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners IV, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Anthony H. Schouten Pillsbury Winthrop Shaw Pittman LLP 1540 Broadway New York, NY 10036 (212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2013

(Date of Event, Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210502 100

1.	Names of Reporting Persons Levine Leichtman Capital Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 4,132,639 shares (see Item 5)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 4,132,639 shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,639 shares (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 18.80%

14.	Type of Reporting Person PN

CUSIP No. 210502 100

1.	Names of Reporting Persons LLCP Partners IV GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 4,132,639 shares (see Item 5)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 4,132,639 shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,639 shares (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 18.80%

14.	Type of Reporting Person OO

CUSIP No. 210502 100

1.	Names of Reporting Persons Levine Leichtman Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 4,132,639 shares (see Item 5)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 4,132,639 shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,639 shares (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 18.80%

14.	Type of Reporting Person CO

CUSIP No. 210502 100

1.	Names of Reporting Persons Arthur E. Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 4,132,639 shares (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,132,639 shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,639 shares (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 18.80%

14.	Type of Reporting Person IN

CUSIP No. 210502 100

1.	Names of Reporting Persons Lauren B. Leichtman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,132,639 shares (see Item 5)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,132,639 shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,132,639 shares (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 18.80%

14.	Type of Reporting Person IN

Explanatory Statement

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners IV L.P., a Delaware limited partnership (the “Partnership”), LLCP Partners IV GP, LLC, a Delaware limited liability company (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 8 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”).

This Amendment amends and supplements the Schedule 13D originally filed by or on behalf of the Reporting Persons with the Commission on July 9, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on September 26, 2008 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Commission on July 28, 2009 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Commission on December 23, 2010 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed with the Commission on November 9, 2011 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed with the Commission on February 13, 2013 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed with the Commission on February 20, 2013 (“Amendment No. 6”) and Amendment No. 7 to Schedule 13D filed with the Commission on March 6, 2013 (“Amendment No. 7”).  The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 is referred to herein as the “Amended Schedule 13D”.

The Amended Schedule 13D and this Amendment relate to the common stock, no par value per share (“Common Stock”) of Consumer Portfolio Services, Inc., a California corporation (the “Issuer”).

This Amendment is being filed pursuant to a Joint Reporting Agreement dated July 9, 2008, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)   Each Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 4,132,639 shares of Common Stock. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of March 13, 2013, approximately 18.80% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act), assuming that 21,983,058 shares of Common Stock were issued and outstanding as of such date. The 21,983,058 share figure is equal to the sum of 20,086,163 (the number of shares of Common Stock issued and outstanding as of February 11, 2013, as reported by the Issuer in its Form 10-K dated February 15, 2013) plus 1,896,895 shares of Common Stock issuable upon exercise of warrants held by the Partnership.

In addition, the Reporting Persons may be deemed to be the beneficial owners, solely for purposes of electing or appointing the LLCP Representative to the Board under the Investor Rights Agreement as described in Items 4 and 6, of the shares of Common Stock beneficially owned by Mr. Bradley. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by Mr. Bradley and disclaim beneficial ownership of such shares.

(b)   The Partnership may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,132,639 shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,132,639 shares of Common Stock.

By virtue of being the manager of the General Partner, Capital Corp. may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,132,639 shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole voting and dispositive power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 4,132,639 shares of Common Stock.

(c)   During the past 60 days, the Partnership sold the shares of Common Stock listed on Item 5(c) of Amendment No. 5, Amendment No. 6, Amendment No. 7 and the following shares of Common Stock listed below, each in the open market:

Trade Date	No. of Shares	Price/Share($)

3/7/13	8,472	9.1
3/7/13	800	9.105
3/7/13	200	9.107
3/7/13	100	9.1075
3/7/13	2,200	9.11
3/7/13	800	9.12
3/7/13	100	9.135
3/7/13	200	9.14
3/7/13	4,898	9.15
3/7/13	3	9.1501
3/7/13	1,187	9.155
3/7/13	1,906	9.16
3/7/13	200	9.17
3/7/13	700	9.175
3/7/13	600	9.18
3/7/13	300	9.185
3/7/13	500	9.19
3/7/13	400	9.2
3/7/13	181	9.21
3/7/13	100	9.215
3/7/13	100	9.225
3/7/13	304	9.31
3/7/13	1,168	9.32
3/7/13	800	9.325
3/7/13	6,736	9.33
3/7/13	800	9.335
3/7/13	3,532	9.34
3/7/13	3,050	9.345
3/7/13	4,200	9.35
3/7/13	867	9.355
3/7/13	2,800	9.36
3/7/13	700	9.365
3/7/13	1,228	9.37
3/7/13	2,600	9.375
3/7/13	4,700	9.38
3/7/13	6,900	9.385
3/7/13	200	9.39
3/7/13	100	9.4
3/8/13	500	8.65
3/8/13	200	8.66
3/8/13	1,100	8.67
3/8/13	1,300	8.675
3/8/13	2,900	8.68
3/8/13	400	8.69
3/8/13	400	8.7

Trade Date	No. of Shares	Price/Share($)

3/8/13	100	8.75
3/8/13	100	8.76
3/8/13	900	8.78
3/8/13	100	8.785
3/8/13	200	8.8
3/8/13	200	8.805
3/8/13	500	8.81
3/8/13	200	8.815
3/8/13	100	8.82
3/8/13	700	8.83
3/8/13	400	8.835
3/8/13	700	8.84
3/8/13	400	8.85
3/8/13	1,000	8.86
3/8/13	300	8.865
3/8/13	400	8.87
3/8/13	200	8.875
3/8/13	1,600	8.88
3/8/13	300	8.885
3/8/13	900	8.89
3/8/13	400	8.895
3/8/13	800	8.9
3/8/13	600	8.91
3/8/13	100	8.92
3/8/13	200	8.93
3/8/13	500	9.1
3/8/13	100	9.105
3/8/13	100	9.11
3/8/13	500	9.12
3/8/13	100	9.13
3/8/13	200	9.145
3/8/13	300	9.15
3/11/13	500	8.9
3/11/13	200	8.91
3/11/13	400	8.92
3/11/13	2,500	8.93
3/11/13	2,220	8.935
3/11/13	100	8.9375
3/11/13	2,300	8.94
3/11/13	7,200	8.95
3/11/13	7,149	8.96
3/11/13	100	8.9625
3/11/13	5,600	8.965
3/11/13	4,044	8.97
3/11/13	30,200	8.975
3/11/13	25,698	8.98

Trade Date	No. of Shares	Price/Share($)

3/11/13	15,800	8.985
3/11/13	200	8.9875
3/11/13	75,373	8.99
3/11/13	700	8.995
3/11/13	5,440	9
3/11/13	100	9.005
3/11/13	5,446	9.01
3/11/13	900	9.015
3/11/13	5,503	9.02
3/11/13	600	9.025
3/11/13	7,000	9.03
3/11/13	500	9.035
3/11/13	8,304	9.04
3/11/13	1,797	9.045
3/11/13	4,470	9.05
3/11/13	2,800	9.055
3/11/13	6,000	9.06
3/11/13	2,900	9.065
3/11/13	1,942	9.07
3/11/13	1,000	9.075
3/11/13	3,700	9.08
3/11/13	100	9.09
3/11/13	600	9.095
3/11/13	300	9.1
3/11/13	123	9.12
3/11/13	1,377	9.13
3/11/13	564	9.14
3/11/13	700	9.15
3/11/13	1,050	9.155
3/11/13	1,100	9.16
3/11/13	400	9.17
3/11/13	4,700	9.18
3/11/13	200	9.19
3/11/13	100	9.2
3/12/13	185	8.57
3/12/13	100	8.6
3/12/13	3,000	8.61
3/12/13	400	8.67
3/12/13	400	8.68
3/12/13	2,225	8.7
3/12/13	1,965	8.71
3/12/13	1,300	8.72
3/12/13	660	8.75
3/12/13	530	8.76
3/12/13	1,100	8.77
3/12/13	100	8.79

Trade Date	No. of Shares	Price/Share($)

3/12/13	2,706	8.8
3/12/13	3,638	8.81
3/12/13	500	8.82
3/12/13	700	8.83
3/12/13	1,400	8.84
3/12/13	3,200	8.85
3/12/13	7,530	8.86
3/12/13	1,900	8.87
3/12/13	2,552	8.88
3/12/13	100	8.885
3/12/13	2,400	8.89
3/12/13	28,415	8.9
3/12/13	600	8.905
3/12/13	3,917	8.91
3/12/13	1,600	8.915
3/12/13	2,000	8.92
3/12/13	100	8.925
3/12/13	732	8.93
3/12/13	68	8.94
3/12/13	30,512	8.95
3/12/13	2,612	8.96
3/12/13	1,300	8.965
3/12/13	1,000	8.97
3/12/13	4,200	8.975
3/12/13	2,100	8.98
3/12/13	24,700	8.985
3/12/13	3,398	8.99
3/12/13	18,200	8.995

Trade Date	No. of Shares	Price/Share($)

3/12/13	23,345	9
3/12/13	3,378	9.005
3/12/13	112	9.01
3/12/13	2,652	9.02
3/12/13	500	9.025
3/12/13	1,500	9.03
3/12/13	350	9.04
3/12/13	100	9.05

(d)   Not applicable.

(e)   Not applicable.

Item 7.         Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2013

LEVINE LEICHTMAN CAPITAL PARTNERS IV, L.P.,
a Delaware limited partnership

	By:	LLCP Partners IV GP, LLC,
a Delaware limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its General Partner

			By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LLCP PARTNERS IV GP, LLC,
a Delaware limited liability company

	By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its General Partner

		By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

	By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN